Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands)

	2005		2004		2003		2002	2001
Fixed Charges Computation:
Preferred stock dividend	$1,854		$1,512		$1,491		$2,344	$8,563
Interest expense, including amortization of debt issuance costs	5,075		3,722		907		—	—
Total fixed charges and preferred dividends	6,929		5,234		2,398		2,344	8,563

Earnings Computation:
Earnings (loss) before income taxes and equity in income (loss) of investees and minority interests	35,703		31,827		9,585		(20,315)	(7,854)

Less:
Preferred stock dividend	(1,854)		(1,512)		(1,491)		(2,344)	(8,563)
Minority interests	(816)		(114)		—		—	—

Add:
Fixed charges	6,929		5,234		2,398		2,344	8,563
Earnings as adjusted	$39,962		$35,435		$10,492		$(20,315)	$(7,854)
Ratio of earning to fixed charges	7.9	x	9.5	x	11.6	x	N/A	N/A

Ratio of earnings to fixed charges and preferred dividends	5.8	x	6.8	x	4.4	x	N/A	N/A

For the years ended December 31, 2001 and 2002, earnings were not sufficient to cover fixed charges plus preferred dividends by approximately $16.4 million and $22.7 million, respectively.